EXHIBIT 99.1

China Lodging Group, Limited (HTHT) Announces Its Preliminary Results for Hotel Operations in the First Quarter of 2014

SHANGHAI, China, April 14, 2014 (GLOBE NEWSWIRE) -- China Lodging Group, Limited (Nasdaq:HTHT) ("China Lodging Group" or the " Company"), a leading and fast-growing multi-brand hotel group in China, today announced its preliminary results for the hotel operations in the first quarter ended March 31, 2014.

Hotel Development

	Number of hotels		Number of hotels in operation		Number of rooms in operation
	Opened	Closed	Net added	As of	Net added	As of
	in Q1 2014	in Q1 2014	in Q1 2014	March 31, 2014	in Q1 2014	March 31, 2014
Leased hotels	11	1	10	575	1,596	67,432
Manachised hotels	116	7	109	944	11,028	95,465
Franchised hotels*	--	14	(14)	11	(1,311)	1,295
Total	127	22	105	1,530	11,313	164,192
* refers to franchised Starway hotels

Number of hotels in pipeline as of March 31, 2014
Leased hotels	55
Manachised hotels	357
Total	412

Operating Metrics

	For the quarter ended
	March 31,	December 31,	March 31,
	2013	2013	2014
Occupancy rate (as a percentage)
Leased hotels	85%	89%	84%
Manachised hotels	88%	91%	86%
Blended	87%	90%	86%
Average daily room rate (in RMB)
Leased hotels	178	187	179
Manachised hotels	167	171	165
Blended	172	178	171
RevPAR (in RMB)
Leased hotels	152	166	151
Manachised hotels	146	155	143
Blended	149	160	146

Like-for-like performance for leased and manachised hotels opened for at least 18 months during the current quarter

	As of
	March 31, 2013	March 31, 2014
Total number of hotels	841	841
Leased hotels	409	409
Manachised hotels	432	432

	For the quarter of		yoy
	Q1 2013	Q1 2014	change
Occupancy rate (as a percentage)	91%	90%	-1%
Average daily room rate (in RMB)	174	175	0%
RevPAR (in RMB)	159	157	-1%

Business Update by segment

Hotel breakdown by brand
	Number of hotels in operation
	Net added	As of
	in Q1 2014	March 31, 2014
Economy hotels	103	1,412
Hanting Hotel	93	1,319
Leased hotels	8	481
Manachised hotels	85	838
Hi Inn	10	93
Leased hotels	(1)	40
Manachised hotels	11	53
Midscale hotels and upscale hotels	2	118
JI Hotel	12	80
Leased hotels	3	51
Manachised hotels	9	29
Starway Hotel	(10)	36
Leased hotels	--	1
Manachised hotels	4	24
Franchised hotels	(14)	11
Joya Hotel	--	1
Leased hotels	--	1
Manxin Hotels & Resorts	--	1
Leased hotels	--	1
Total	105	1,530

Same-hotel operational data by segment
	Number of hotels in operation		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended			For the quarter ended			For the quarter ended
	March 31,		March 31,		yoy	March 31,		yoy	March 31,		yoy
	2013	2014	2013	2014	change	2013	2014	change	2013	2014	change
Economy hotels	814	814	155	153	-2%	171	171	0%	91%	90%	-2%
Leased hotels	389	389	155	152	-2%	173	172	-1%	90%	88%	-1%
Manachised hotels	425	425	156	154	-1%	168	170	1%	93%	91%	-2%
Midscale hotels	27	27	239	271	14%	275	291	6%	87%	93%	7%
Leased hotels	20	20	245	284	16%	281	303	8%	87%	94%	8%
Manachised hotels	7	7	211	216	2%	248	242	-2%	85%	89%	5%
Total	841	841	159	157	-1%	174	175	0%	91%	90%	-1%

Upcoming Investor Relations Activities

China Lodging Group will participate in the following conferences in the second quarter of 2014.
May 7, 2014	Macquarie Greater China Conference, Hong Kong
May 15-16, 2014	Morgan Stanley Hong Kong Summit, Hong Kong
May 19-20, 2014	Deutsche Bank dbAccess Asia Conference, Singapore
June 2, 2014	Global Lodging, Gaming, Restaurant and Leisure Conference, New York
June 5, 2014	Bank of America Merrill Lynch CalGEMs Conference, California
June 10-11, 2014	JP Morgan China Conference, Beijing

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and fast-growing multi-brand hotel group in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under six brands, namely, Joya Hotel, Manxin Hotels & Resorts, JI Hotel, Starway Hotel, HanTing Hotel, and Hi Inn. For more information, please visit the Company's website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as "may," "should," "will," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "forecast," "project," or "continue," the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

CONTACT: Ida Yu
         Sr. Manager of Investor Relations
         Tel: 86 (21) 6195 9561
         Email: ir@huazhu.com
         http://ir.huazhu.com